SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

SCHEDULE 13D

(Rule l3d-101)

Information To Be Included in Statements Filed Pursuant

To Rule 13d-1(a) and Amendments Thereto Filed Pursuant To

Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Qualstar Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74758R109

(CUSIP Number)

Steven N. Bronson

BKF Capital Group, Inc.

BKF Asset Holdings, Inc.

31248 Oak Crest Drive, Suite 110

Westlake Village, California 91361

(805) 416-7054

with a copy to:

David B. Allen

1 Park Plaza, 12th Floor

Irvine, California 92614

(949) 623-3574

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 24, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	Name of reporting person I.R.S. identification number (entity only) Steven N. Bronson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares	7	Sole voting power 57,700
beneficially owned by each	8	Shared voting power 3,288,509
reporting person with:	9	Sole dispositive power 57,700
	10	Shared dispositive power 3,288,509
11	Aggregate amount beneficially owned by each reporting person 3,346,209
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 27.31%
14	Type of reporting person IN

1	Name of reporting person I.R.S. identification number (entity only) BKF Capital Group, Inc. EIN 36-0767530
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares	7	Sole voting power 0
beneficially owned by each	8	Shared voting power 3,288,509
reporting person with:	9	Sole dispositive power 0
	10	Shared dispositive power 3,288,509
11	Aggregate amount beneficially owned by each reporting person 3,288,509
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.84%
14	Type of reporting person CO

1	Name of reporting person I.R.S. identification number (entity only) BKF Asset Holdings, Inc. EIN 90-0941288
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares	7	Sole voting power 3,288,509
beneficially owned by each	8	Shared voting power 0
reporting person with:	9	Sole dispositive power 3,288,509
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,288,509
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.84%
14	Type of reporting person CO

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the statement on Schedule 13D filed by Steven N. Bronson (“Mr. Bronson”), BKF Capital Group, Inc. (“BKF Capital”) and BKF Asset Holdings, Inc. (“BKF AH” and together with Mr. Bronson and BKF Capital, the “Reporting Persons”) on January 3, 2011, as amended and supplemented through the date hereof (as so amended and supplemented, the “Schedule 13D”), with respect to the shares of common stock, no par value per share (the “Common Stock”) of Qualstar Corporation, a California corporation, with its principal offices located at 31248 Oak Crest Drive, Suite 120, Westlake Village, California 91361 (the “Issuer” or “Qualstar”). Except as expressly amended by this Amendment No. 15, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 15 is to report an increase in the percentage of the Reporting Persons’ beneficial ownership of shares of Common Stock as a result of certain purchases of shares of Common Stock made by BKF AH, as described in this Amendment No. 15.

Item 3. Source and Amount of Funds or Other Consideration.

From December 22, 2015 through December 29, 2015, BKF AH acquired an aggregate of 192,534 shares of Common Stock in open market transactions using its corporate funds. These transactions were made at an average purchase price of $0.6643 per share for an aggregate amount of $128,000. The information set forth in Item 5(c) of this section is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes and may make further purchases or sales of shares of Common Stock through open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5. Interest in Securities of the Issuer.

(a) BKF AH beneficially owns an aggregate of 3,288,509 shares of Common Stock, all of which are held directly by BKH AH, representing 26.84% of the total shares of Common Stock deemed outstanding. BKF Capital beneficially owns an aggregate of 3,288,509 shares of Common Stock, all of which are held indirectly through BKF AH, representing approximately 26.84% of the total shares of Common Stock deemed outstanding. Mr. Bronson is the Chairman, CEO and majority shareholder of BKF Capital and thus may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson owns an additional 57,700 shares of Common Stock. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 3,346,209 shares of Common Stock, representing approximately 27.31% of the total shares of Common Stock deemed outstanding.

(b) The information set forth in rows 7 through 10 of the cover pages attached hereto are incorporated herein by reference.

(c) The following open market transactions were effected by BKF AH, during the past sixty (60) days:

	Buy/	Number	Price
Trade Date	Sell	of Shares	Per Share
12/22/15	Buy	47,010	$0.6291
12/23/15	Buy	5,860	$0.6642
12/24/15	Buy	134,396	$0.6738
12/29/15	Buy	5,268	$0.7378

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2016

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President

BKF Asset Holdings, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President